

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2023

Antonino Ciappina
Chief Executive Officer
PARTS iD, Inc.
1 Corporate Drive, Suite C
Cranbury, NJ 08512

      Re: PARTS iD, Inc.
          Registration Statement on Form S-3
          Filed February 6, 2023
          File No. 333-269573

Dear Antonino Ciappina:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Kate Beukenkamp at 202-551-3861 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services

cc: James M. Fischer